Exhibit 3.1

QUALIGEN THERAPEUTICS, INC.

CERTIFICATE OF AMENDMENT

TO

THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Qualigen Therapeutics, Inc. (the “Corporation”), a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

1. The name of the corporation is Qualigen Therapeutics, Inc.

2. This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation first filed with the Secretary of State of Delaware on September 16, 2008, as amended (the “Certificate of Incorporation”).

3. Article IV, Subsection A of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

“(A) The total number of shares of stock that the Corporation shall have authority to issue is Two Hundred Forty Million (240,000,000), consisting of Two Hundred Twenty-Five Million (225,000,000) shares of common stock, $0.001 par value per share (the “Common Stock”), and Fifteen Million (15,000,000) shares of preferred stock, $0.001 par value per share (the “Preferred Stock”).

Effective 12:01 A.M., Eastern Time (the “Effective Time”), on November 23, 2022 (the “Effective Date”) pursuant to the Delaware General Corporation Law and this Certificate of Amendment to the Certificate of Incorporation of the Corporation, each ten (10) shares of Common Stock issued and outstanding immediately prior to the Effective Time on the Effective Date shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) from the Corporation’s transfer agent in lieu of such fractional share interests upon the submission of a transmission letter by a stockholder holding the shares in book-entry form and, where shares are held in certificated form, upon the surrender of the stockholder’s Old Certificates (as defined below), in an amount equal to the product obtained by multiplying (a) the closing price per share of the Common Stock as reported on the Nasdaq Capital Market on the Effective Date, by (b) the fraction of one share owned by the stockholder. Each certificate that immediately prior to the Effective Time on the Effective Date represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

4. This Certificate of Amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer on this 21st day of November, 2022.

QUALIGEN THERAPEUTICS, INC.

By:	/s/ Michael Poirier
Name:	Michael Poirier
Title:	Chief Executive Officer